# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: North American Construction Group Ltd., CIK 0001368519
CUSIP: 656811106
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 27287 100 Avenue, Acheson, Alberta, Alberta Canada (A0), T7X 6H8
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000913849-18-000178
Filed by CIK 0001735513

## Reporting persons
- Claret Asset Management Corporation: type of reporting person: investment adviser (IA); citizenship or place of organization: Quebec Canada (A8); sole voting power 2,081,884; shared voting power 0; sole dispositive power 2,081,884; shared dispositive power 0; aggregate amount beneficially owned 2,081,884 (7.47% of the class)

## Item 1. Issuer
Name of issuer: North American Construction Group Ltd.
Address of issuer's principal executive offices: 27287-100 Avenue, Acheson, Alberta, T7X 6H8

## Item 2. Person Filing
Name of person filing: Claret Asset Management Corporation ("CAMC")
Address of principal business office or, if none, residence: 900 de Maisonneuve O., Suite 1900, Montreal, Quebec, Canada H3A 0A8
Citizenship: Quebec, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,081,884
Percent of class: 7.47
Sole power to vote or to direct the vote: 2,081,884
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,081,884
Shared power to dispose or to direct the disposition:
0

Percent of class is based on (i) the number of Common Shares that may be deemed to be beneficially owned by CAMC as of December 31, 2024, including shares issuable upon the conversion of convertible debentures, and (ii) the number of Common Shares outstanding as of October 25, 2024 (27,827,282 shares) as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on October 30, 2024.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Other persons have the right to receive proceeds from the sale of securities reflected herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Claret Asset Management Corporation: /s/ Brian Kwok, Brian Kwok / Chief Operating Officer / Chief Compliance Officer (02/04/2025)